Exhibit 4.11

Section 5(g) of the Master Trust Agreement was amended, effective August 29, 2008, and now reads as follows:

(g)  Interest Income Fund

All transactions involving the Master Trust Investments in the Interest Income Fund shall be in accordance with a separate agreement between the Master Trustee or its affiliate, and Galliard Capital Management.